

40/3/03
3/3/03

03002478

UNITED STATES
~~SECU~~RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~A~~NNUAL AUDITED RE~~PO~~RT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2003
WASH. D.C.

UF2-2503

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SEC FILE NUMBER
8-34910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Sturges Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__53 NORTH HIGH STREET__
                    (No. and Street)

__DUBLIN__   __OHIO__   __43017__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__MICHAEL R. STURGES__   __(614)761-0221__
                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__MARK P. MURPHY & ASSOCIATES__
        (Name - if individual, state last, first, middle name)

__500 WEST WILSON BRIDGE ROAD   WORTHINGTON   OHIO   43085__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, ____MICHAEL R. STURGES_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____THE STURGES COMPANY_____ , as

of ____DECEMBER 31_____ , 20_02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

Notary Public

SUSAN E. JOHNSON
Notary Public, State of Ohio
My Commission Expires
10-01-07

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE STURGES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of The Sturges Company

We have audited the accompanying statement of financial condition of The Sturges Company at December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Sturges Company at December 31, 2002, in conformity with generally accepted accounting principles.

Mark P. Murphy & Associates

February 4, 2003

500 WEST WILSON BRIDGE ROAD • SUITE 145 • WORTHINGTON, OHIO 43085

(614)888-1512 • FAX (614)888-7898 • E-MAIL: mpmurphy@iwaynet.net

THE STURGES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$	177,555
Fee Receivable		3,750
Accrued Interest		825
CURRENT ASSETS		182,130
Furniture and Fixtures and Cost, Net of Accumulated Depreciation of $51,465		0
Securities (Note 4)		30,000
TOTAL ASSETS	$	212,130

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$	13,948
Subordianted Debt Payable to Stockholder (Note 5)		200.000
TOTAL LIABILITIES		213,948
Common Stock-750 Shares Authorized, 100 issued and Outstanding, Stated Value of $5 per Share		500
Retained Earnings		(2.318)
TOTAL STOCKHOLDER'S EQUITY		(1.818)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	212.130

1. Organization

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealer, Inc. (NASD). The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans.

2. Significant Accounting Policies

Revenue Recognition

Fee income is recognized when the underwriting is completed and the income is reasonably determined.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as deposits or investments in local banks or other credit institutions with maturity dates of 90 days or less.

Income Taxes

The Company has elected for federal income tax purposes, under the internal revenue Code and the State of Ohio, to be an S-corporation. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include additions and improvements that extend the useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred.

Depreciation is computed over the estimated useful lives of the assets using the straight-line method for buildings and improvements, and the double declining balance method for equipment.

As of December 31, 2002 property, plant and equipment are fully depreciated.

3. Related Party Lease

The company has entered into an agreement with a related party to lease office space. The lease calls for monthly payments of $2,900 through December 31, 2003. Lease expense for 2002 was $34,800. At December 31, 2002, future minimum lease payments in 2003 should be $34,800.

4. Securities

The Company owns bonds from transactions in which it served as underwriter. These debt securities are to be held to maturity or call and are valued at cost.

5. Subordianted Borrowings

The sole stockholder loaned $200,000 to the Company prior to January 1, 2002. The maturity date is December 31, 2004 and the current interest rate is 4.5%. The loans are subordinated to the claims of the Company's creditors. Pursuant to an agreement with the NASD, the debt qualifies as capital for the net capital calculation.

6. Net Capital Requirement

As a registered broker, The Sturges Company, is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt items. A notification received from the NASD on January 23, 2003 indicated that certain securities and cash in a money market account would be disallowed in the net capital computation due to not obtaining a PAIB agreement with the account holder, and because of this, the Company was not in compliance with minimum net capital requirements at December 31, 2002. At December 31, 2002, the Company had net capital of $26,232 which generates a net capital (deficit) of ($73,768). The Company has been in contact with the NASD and the SEC to resolve the issue of disallowed assets which has caused this deficit. As of January 24, 2003, the sole stockholder has deposited approximately $30,900 into the Company to purchase the securities and transferred $127,000 from the Merrill Lynch Tax Exempt Mutual Fund to its bank account at PNC Bank as of January 27, 2003. Therefore the Company has corrected the deficit and subsequently met uniform minimum net capital requirements required by rule 15c3-1 of the Securities and Exchange Commission.

7. Retirement Plans

The Company has set up deferred compensation plan which cover both full time employees. These employees are the administrators of the plan. During 2002, the Company amended the Money Purchase Pension Plan to a Profit Sharing Plan and updated the plan for recent federal tax requirements. Contributions are made at the discretion of management and are funded as accrued. Contributions in 2002 were $80,000.